Exhibit 99.38

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

May 26, 2010	No. 10-07

Avalon Announces Appointment of Mr. David Connelly to
the Board of Directors

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce the appointment of Mr. David Connelly, CStJ, CD, MBA, B.Comm, to the Company's Board of Directors.

Mr. Connelly is a resident of Yellowknife, NWT and well known in the northern business community. He has acted as a strategic consultant to business, government and First Nations on implementing economic development opportunities in the north, and for the past two years has served the Company as its Community Relations Advisor for the Thor Lake project.

Avalon’s President Don Bubar noted, “David has been instrumental in introducing the Company to the local community in the Northwest Territories and in developing positive working relationships with key business, aboriginal and government leaders. I am looking forward to having David bring his considerable experience in northern business development strategy to our Board of Directors.”

A graduate of Dalhousie University, University of Toronto, and the Canadian Forces Logistic School, Mr. Connelly began his career in international banking in Asia.  Following several development related assignments with government, Sherritt Gordon Mines engaged him as Director of Business Development to launch efforts to capitalize on value added opportunities from their hydrometallurgical process.

As President and CEO of Inuvialuit Development Corporation from 1992-1997, Mr. Connelly turned around one of Canada’s largest Aboriginal development corporations.  In recognition of his contribution to Aboriginal economic development he received the Queen’s Jubilee Medal in 2003.  Since 1992 he has structured over 20 prosperous joint ventures and sat on the boards of many of the North’s larger companies.

Mr. Connelly commented, “I am pleased to accept Avalon’s invitation to serve on its Board of Directors. I share the Company’s vision for environmentally and socially responsible mineral development that maximizes opportunities for aboriginal people, and I am looking forward to working with the Board to help Avalon achieve its goals with the development of the Nechalacho Rare Earth Elements deposit.”

Mr. Connelly has been granted 175,000 incentive stock options exercisable at a price of $2.25 per share for a period of five years from the date of grant of the options.  The options will vest at the rate of 25% per year.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   78,990,670. Cash resources: approximately $12 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone Don Bubar, President, at 416-364-4938.  For general discussion and commentary on the rare metals, please visit www.raremetalblog.com.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.